FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 2, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Introduction

Management’s Discussion and Analysis
Consolidated Statements of Income (unaudited)
Consolidated Balance Sheets (unaudited)
Consolidated Statements of Cash Flow (unaudited)
Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
Segment Information (unaudited)
Notes to Consolidated Financial Statements
Quarterly Summary
Managing Board Change
Siemens Financial Calendar
Signatures

INTRODUCTION

     We prepare the Interim Report as an update of our Annual Report, with a focus on the current reporting period. As such, the Interim Report should be read in conjunction with the Annual Report, which includes detailed analysis of our operations and activities.

Management’s Discussion and Analysis	2
Consolidated Financial Statements	11
Notes	16
Quarterly Summary	28
Managing Board Change	29
Financial Calendar	30

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW OF FINANCIAL RESULTS AND MARKET TRENDS

     For the first quarter ended December 31, 2003, Siemens reported net income of €726 million and basic earnings per share of €0.82, up strongly from €521 million and €0.59 in the first quarter a year earlier. A majority of Siemens Groups achieved double-digit earnings growth year-over-year. Information and Communication Networks (ICN) and Information and Communication Mobile (ICM) achieved particularly strong profit improvements. Medical Solutions (Med), Power Generation (PG), Automation and Drives (A&D), Siemens VDO Automotive (SV), and Osram continued to deliver substantial profits.

     First-quarter orders were €20.490 billion, up 6% year-over-year excluding currency translation effects and the net effect of acquisitions and dispositions (i.e., on a comparable basis). First-quarter sales of €18.329 billion were 2% higher year-over-year on a comparable basis. Including currency and portfolio effects, orders grew 2% and sales came within 3% of prior-year levels.

     After supplemental cash contributions to Siemens pension plans totaling €1.255 billion, net cash from operating and investing activities was a negative €1.191 billion. While this is comparable to a negative €1.137 billion in the first quarter a year earlier, supplemental pension contributions in that period were €442 million. Excluding supplemental pension contributions, first-quarter net cash from operating and investing activities improved substantially year-over-year, from a negative €695 million to a positive €64 million. This improvement reflects both working capital management and ongoing positive effects from Corporate Treasury activities relating to intracompany financing activities.

     On a macroeconomic level, global growth conditions did not significantly change since the end of the last fiscal year which ended on September 30, 2003 and a strong recovery in the global economy was not yet evident in the first quarter of fiscal 2004. The further strengthening of the euro particularly against the dollar could have potential adverse effects on the competitiveness of European industry.

RESULTS OF SIEMENS WORLDWIDE

Results of Siemens worldwide — First quarter of fiscal 2004 compared to first quarter of fiscal 2003

     Orders in the first quarter of fiscal 2004 were €20.490 billion compared to €20.145 billion a year earlier, and sales were €18.329 billion compared to €18.845 billion. On a comparable basis, sales rose 2% and orders increased 6% year over year. Sales in Germany increased 4% to €4.370 billion compared to the same period a year earlier, while orders in Germany for the first quarter of fiscal 2004 decreased 1%, to €4.614 billion. International orders rose 3% year-over-year, to €15.876 billion, and international sales fell 5% year-over-year, to €13.959 billion. On a comparable basis, international sales rose 2% and international orders climbed 9%.

     Within international results, first-quarter sales in the U.S. of €3.073 billion were 21% lower compared to the same period a year earlier, and orders of €3.042 billion were 23% lower. Currency translation effects accounted for 15 percentage points of the decline in sales and 16 percentage points in orders. First-quarter orders in Asia-Pacific increased 3% to €2.220 billion and sales decreased 2%, to €2.026 billion. Excluding currency translation effects, orders in the region rose 13% and sales were up 7%.

     Gross profit as a percentage of sales for Siemens worldwide in the first quarter of fiscal 2004 increased to 29.8% from 28.0% in the prior year, driven by improved profitability at a majority of Siemens Groups, partially offset by lower gross profit at Siemens Dematic (SD) and Transportation Systems (TS).

     Research and development (R&D) expenses decreased from €1.295 billion to €1.246 billion. R&D spending within Operations was nearly unchanged year-over-year, at 6.8% of sales. Marketing, selling and general administrative expenses were €3.350 billion, or 18.3% of sales, down from €3.508 billion, or 18.6% of sales in the first quarter a year ago, due in particular to cost reductions at ICN and Med.

     Other operating income (expense), net was €99 million, compared to €215 million in the first quarter of fiscal 2003, when project cancellations at PG resulted in significant net gains. The current period includes gains from portfolio transactions, particularly related to the sale of Med’s Life Support Systems (LSS) business. Income from investments in other companies, net was €105 million compared to €4 million in the first quarter of the prior year, in part due to Siemens’ equity share of Infineon’s net result for the first quarter of fiscal 2004, which improved to a positive €14 million compared to a negative €17 million in the prior-year period. The prior year included charges from write-downs of venture capital and other investments at ICN totaling €25 million.

     The effective tax rate on income in the first quarter of fiscal 2004 was approximately 30%, positively impacted by the sale of LSS by Med, compared to 37% in the first quarter a year ago.

     Net income in the first quarter for Siemens worldwide was €726 million and basic earnings per share were €0.82, up from €521 million and €0.59 in the first quarter a year earlier. Diluted earnings per share of €0.78 were also up from €0.59 in the first quarter last year.

     As a result of the adoption of Statement of Accounting Financial Standards (SFAS) 143, Accounting for Asset Retirement Obligations, on October 1, 2002, the income in the first quarter of fiscal 2003 includes €59 million (€36 million net of income taxes, or €0.04 per share), which was recorded as a cumulative effect of a change in accounting principle.

DISPOSITION

     In the three months ended December 31, 2003, Med realized €116 million gains from portfolio transactions. Included in this amount was a pre-tax gain of €100 million in connection with Med’s sale of its Life Support Systems business to Getinge AB, Sweden. Net proceeds from the sale totaled €171 million as of December 31, 2003. As stipulated by the contribution agreement for the joint venture Draeger Medical AG & Co. KGaA (Draeger), Siemens contributed these net proceeds less expected taxes on the sale to Draeger.

SEGMENT INFORMATION ANALYSIS

Operations

Information and Communications

Information and Communication Networks (ICN)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	51	(151)
Group profit margin	3.0%	(8.4)%

Sales	1,700	1,804	(6)%	(2)%
New orders	1,849	1,940	(5)%	0%

*	Excluding currency translation effects.

     ICN achieved a sharp improvement in first-quarter Group profit, reflecting cost structure improvements resulting from its rigorous restructuring efforts in the Enterprise Networks division and the Group’s Carrier Networks and Services business. Enterprise Networks earned €47 million on sales of €870 million, compared to €44 million on €889 million in sales in the prior-year period. ICN’s Carrier Networks and Services business earned €42 million on revenues of €834 million, compared to a loss of €157 million on sales of €914 million in the first quarter a year ago. For ICN overall, first-quarter sales were €1.700 billion and orders were €1.849 billion. On a comparable basis, sales came within 2% of the prior-year level and orders were level year-over-year.

Information and Communication Mobile (ICM)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	123	59	108%
Group profit margin	4.2%	2.1%

Sales	2,957	2,856	4%	6%
New orders	3,022	2,509	20%	23%

*	Excluding currency translation effects.

     ICM more than doubled its first-quarter Group profit year-over-year, to €123 million, on a sharp earnings improvement at the Mobile Networks division, strong handset sales, and continuing profitability in its cordless products business. Sales of €2.957 billion were up 6%, and orders of €3.022 billion were 23% higher than in the prior-year period, excluding currency translation effects. The Mobile Networks division was in the black, with earnings of €26 million on sales of €1.162 billion compared to a loss of €25 million on sales of €1.199 billion in the first quarter a year earlier. ICM’s Mobile Phones division sold 15.2 million handsets during the seasonally strong Christmas quarter, up from 11.0 million in the same period a year earlier, reflecting improved market conditions. The division contributed €64 million to Group profit on sales of €1.486 billion, compared to €52 million on revenues of €1.309 billion a year earlier. Competitive pressures and a product mix weighted toward lower-priced phones continued to limit average selling price per unit. ICM continues to take measures aimed at streamlining its cost structure and improving profitability.

Siemens Business Services (SBS)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	44	12	267%
Group profit margin	3.6%	0.9%

Sales	1,210	1,267	(4)%	(2)%
New orders	1,399	1,394	0%	2%

*	Excluding currency translation effects.

     SBS posted a Group profit of €44 million for the first quarter, compared to €12 million in the same period of fiscal 2003. The improvement was due primarily to cost reductions between the periods under review, as first-quarter sales were down 4% year-over-year, to €1.210 billion, and orders of €1.399 billion were nearly unchanged. Market conditions for SBS remained weak, particularly in western Europe, and the Group continues to adjust its staffing requirements accordingly.

Automation & Control

Automation and Drives (A&D)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	221	179	23%
Group profit margin	10.8%	9.0%

Sales	2,050	1,982	3%	7%
New orders	2,200	2,234	(2)%	2%

*	Excluding currency translation effects of (5)% and portfolio effects of 1%.

     A&D delivered 23% growth in earnings on a 3% rise in sales, posting Group profit of €221 million compared to €179 million in the first quarter a year earlier. As in past quarters, these results reflect operating leverage gained through a combination of higher productivity and lower costs. As market conditions showed signs of improvement, A&D added significant sales gains in the Asia-Pacific region to its established base in Europe and the U.S. First-quarter sales of €2.050 billion rose 7% on a comparable basis, excluding primarily currency translation effects. Orders of €2.200 billion were up 2% on a comparable basis.

Industrial Solutions and Services (I&S)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	15	(33)
Group profit margin	1.5%	(3.6)%

Sales	997	929	7%	11%
New orders	1,129	1,067	6%	10%
*	Excluding currency translation effects.

I&S posted Group profit of €15 million, compared to a loss of €33 million in the first quarter a year ago, when I&S took charges of €31 million, primarily for severance. Reflecting improving market conditions, I&S recorded double-digit increases in both sales and orders excluding currency translation effects.

Siemens Dematic (SD)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	(37)	12
Group profit margin	(6.8)%	1.9%

Sales	542	622	(13)%	(7)%
New orders	861	612	41%	46%

*	Excluding currency translation effects of (8)%, and portfolio effects of 2% on sales and 3% on orders.

     Group profit at SD was a negative €37 million, as the results of a largely concluded internal review of the Group’s project estimates resulted in first-quarter charges of €33 million related to major projects. Sales of €542 million were 7% below the prior-year level on a comparable basis, excluding primarily currency translation effects. In contrast, orders rose sharply, to €861 million, on the strength of a major order in the Middle East.

Siemens Building Technologies (SBT)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	39	43	(9)%
Group profit margin	3.8%	3.6%

Sales	1,040	1,206	(14)%	(1)%
New orders	1,105	1,254	(12)%	1%

*	Excluding currency translation effects of (6)% and portfolio effects of (7)%.

     SBT posted Group profit of €39 million in the first quarter, compared to €43 million in the same period a year earlier, which included charges for severance. The sale of the Group’s facility management activities in Germany, Switzerland and North America, had a positive net effect on earnings. Sales of €1.040 billion and orders of €1.105 billion were within 1% of prior-year levels on a comparable basis, excluding similar effects from both currency translation and dispositions. SBT continues to streamline its business, with associated effects on earnings anticipated in coming quarters.

Power

Power Generation (PG)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	245	409	(40)%
Group profit margin	12.9%	22.9%

Sales	1,902	1,785	7%	(1)%
New orders	2,676	2,270	18%	9%

*	Excluding currency translation effects of (6)%, and portfolio effects of 14% on sales and 15% on orders.

     PG was again a top earnings performer for Siemens, with €245 million in Group profit in the first quarter which also includes integration effects associated with the Group’s acquisition of Alstom’s industrial turbine business. For comparison, Group profit of €409 million in the prior-year period benefited from a net gain of €125 million related to project cancellations. PG’s growing services business made a particularly strong contribution to Group profit. Sales at PG rose 7%, to €1.902 billion, reflecting new volume from the Alstom acquisition, negative currency translation effects and lower demand for gas turbines in the U.S. The 18% increase in first-quarter orders year-over-year, to €2.676 billion, was fueled by a major order in Finland, the Alstom acquisition, and contracts in the Middle East.

Power Transmission and Distribution (PTD)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	51	40	28%
Group profit margin	6.2%	5.0%

Sales	820	802	2%	9%
New orders	1,020	1,109	(8)%	(2)%

*	Excluding currency translation effects.

     PTD achieved a 28% increase in first-quarter earnings, to €51 million from €40 million in the same period a year earlier. The High Voltage division was an especially strong earnings performer. First-quarter sales of €820 million were 9% higher year-over-year excluding currency translation effects. Despite sizable new contract wins, orders of €1.020 billion for the Group as a whole were still 2% lower on a comparable basis than in the same period a year earlier, which included a large order in Australia.

Transportation

Transportation Systems (TS)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	32	68	(53)%
Group profit margin	3.1%	6.3%

Sales	1,049	1,080	(3)%	0%
New orders	1,020	1,100	(7)%	(5)%

*	Excluding currency translation effects.

     TS recorded Group profit of €32 million in the first quarter, compared to €68 million in the same period a year earlier. The result for the current period reflects continuing higher warranty charges in the Group’s light rail business, which may adversely affect reported earnings in coming quarters and prior-year comparisons. Sales of €1.049 billion were level with the prior-year period, excluding currency translation effects. Orders of €1.020 billion included a major contract in India, but came in below the level a year earlier, which included a number of major contract wins in Europe.

Siemens VDO Automotive (SV)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	100	73	37%
Group profit margin	4.9%	3.4%

Sales	2,039	2,133	(4)%	9%
New orders	2,039	2,133	(4)%	9%

*	Excluding currency translation effects of (4)% and portfolio effects of (9)%.

     SV achieved a 37% increase in earnings, posting Group profit of €100 million compared to €73 million in the first quarter a year earlier, as productivity initiatives increased the Group’s operating leverage and SV’s onboard infotainment systems business increased its profit year-over-year. First-quarter sales and orders of €2.039 billion rose 9% year-over-year on a comparable basis, excluding primarily the divestiture of SV’s approximately €800 million (annualized) cockpit module business between the two periods under review.

Medical

Medical Solutions (Med)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	327	245	33%
Group profit margin	19.8%	13.4%

Sales	1,648	1,831	(10)%	5%
New orders	1,891	1,958	(3)%	12%

*	Excluding currency translation effects of (10)% and portfolio effects of (5)%.

     Med posted Group profit of €327 million, compared to €245 million in the first quarter a year earlier. The current period benefited from €116 million in gains from portfolio transactions, primarily the sale of Med’s Life Support Systems (LSS) business. Sales of €1.648 billion were up 5% on a comparable basis, excluding ten percentage points in currency translation effects, the LSS sale, and the contribution of a portion of Med’s remaining electromedical systems business into a joint venture between the periods under review. First-quarter orders of €1.891 billion were up 12% year-over-year on a comparable basis, reflecting continued strong demand for Med’s innovative diagnostic imaging solutions.

Lighting

Osram

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Group profit	109	106	3%
Group profit margin	10.2%	9.4%

Sales	1,073	1,123	(4)%	5%
New orders	1,073	1,123	(4)%	5%

*	Excluding currency translation effects.

     Osram pushed its Group profit to €109 million from €106 million in the first quarter a year earlier, despite intense competitive pressures in its large U.S. market and somewhat lower sales of €1.073 billion. On a comparable basis sales rose 5%, as Osram expanded its business not only in the relatively high-growth markets of the Asia-Pacific region but also in Europe, the U.S., and Latin America.

Other Operations

     Other operations consist of centrally held equity investments and other operating businesses not related to a Group. These activities contributed €41 million in Group profit in the first quarter, up from €35 million in the same period a year earlier.

Corporate Items, Pensions and Eliminations

     Corporate items, pensions and eliminations were a negative €357 million in the first quarter, compared to a negative €493 million in the same period a year earlier. Corporate items were the largest factor in the change, at €174 million in the first quarter compared to €260 million in the prior-year period. Within corporate items, Siemens’ equity share of Infineon’s net result for the first quarter was a positive €14 million compared to a negative €17 million in the prior-year period. Centrally carried pension expense also was lower year-over-year, due to the allocation of domestic pension service costs to the Groups, beginning October 1, 2003, partially offset by higher amortization of unrealized pension plan losses. As a result, centrally carried pension expense was €181 million compared to €217 million in the prior-year period.

Financing and Real Estate

Siemens Financial Services (SFS)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Income before income taxes	57	84	(32)%

Sales	132	136	(3)%	4%

*	Excluding currency translation effects.

     Income before income taxes at SFS was €57 million compared to €84 million in the first quarter a year earlier, as income declined from investments by the Equity division and the Equipment and Sales Financing division took higher provisions against its receivables.

Siemens Real Estate (SRE)

	First quarter ended December 31,

			% Change
(€ in millions)	2003	2002	Actual	Comparable*

Income before income taxes	54	55	(2)%

Sales	385	396	(3)%	(2)%

*	Excluding currency translation effects.

     Income before income taxes at SRE of €54 million was nearly unchanged year-over-year despite somewhat lower sales.

Eliminations, Reclassifications and Corporate Treasury

     Income before income taxes from Eliminations, reclassifications and Corporate Treasury was a negative €2 million, compared to a positive €73 million in the first quarter a year ago. The difference is due primarily to negative mark-to-market results from interest rate derivative contracts not qualifying for hedge accounting.

LIQUIDITY, CAPITAL RESOURCES AND CAPITAL REQUIREMENTS

Cash Flow — First three months of fiscal 2004 compared to first three months of fiscal 2003

     The following discussion adheres to our component model of reporting and includes an analysis of cash flow and related balance sheet effects in our Operations component, our Financing and Real Estate component, as well as Siemens worldwide.

     Net cash used in operating activities of the Operations component for the first three months of fiscal 2004 was €1.177 billion, compared to net cash used of €831 million in the prior year. Both periods included supplemental cash contributions to Siemens’ pension plans, totaling €1.255 billion and €442 million in fiscal 2004 and 2003, respectively. Changes in net working capital (current assets less current liabilities) within Operations used cash of €961 million in the first quarter of fiscal 2004, down from cash used of €1.645 billion in the same period a year earlier. The current period reflects a lower increase in net inventories than the prior year, particularly at ICM, SD and SV, in addition to a lower decrease in accounts payable at several Groups.

     Net cash used in investing activities within Operations was €316 million, down from cash used of €406 million a year earlier, due primarily to reduced expenditures for intangible assets and property, plant and equipment. In the current period, sales and dispositions of businesses included the net proceeds from the sale of LSS. These proceeds less expected taxes were then contributed to the Draeger Medical joint venture as obligated by the contribution agreement which is reflected within the line item purchases of investments.

     Net cash provided by operating activities within the Financing and Real Estate component for the first quarter of fiscal 2004 was €146 million, compared to net cash used of €34 million in the prior-year period, due primarily to a decrease in other current liabilities in the prior year at SFS.

     Net cash used in investing activities within the Financing and Real Estate component was €269 million, compared to net cash used of €123 million in the first quarter a year ago, primarily due to an increase in financing receivables in the current period.

     Net cash used in operating activities of Siemens worldwide was €597 million for the first three months of fiscal 2004, compared to net cash used of €685 million for the same period in the prior year. As noted above, both periods included supplemental cash contributions to Siemens pension plans, totaling €1.255 billion and €442 million in fiscal 2004 and 2003, respectively. Net cash in the current period includes a positive net effect from Corporate Treasury, associated with financial instruments used to hedge exposure to fluctuations in foreign exchange rates, particularly with regard to intra-company financing.

     Net cash used in investing activities of Siemens worldwide totaled €594 million in fiscal 2004, compared to net cash used of €452 million for fiscal 2003. The increase is due primarily to higher financing receivables which more than offset reduced expenditures for intangible assets and property, plant and equipment in the current three-month period.

     Net cash used in financing activities for Siemens worldwide was €474 million compared to net cash used of €995 million in the prior-year period. The prior-year period included €727 million in repayment of debt, including the buyback of notional €500 million of a bond exchangeable into shares of Infineon.

     For Siemens worldwide, total net cash used in operating activities of €597 million, plus net cash used in investing activities of €594 million and net cash used in financing activities of €474 million, plus negative currency translation effects of €142 million, resulted in a €1.807 billion decrease in cash and cash equivalents, to €10.342 billion.

Capital Resources and Capital Requirements

Long-Term Corporate Credit Rating

     On January 23, 2004, Moody’s Investor Service affirmed the rating of our long-term corporate credit of Aa3 and changed the outlook from negative to stable. The Standard & Poor’s rating remains unchanged from September 30, 2003.

Customer Financing

     Siemens’ approved and contractually committed customer financing requiring approval of Siemens’ Corporate Executive Committee of the Managing Board at December 31, 2003, amounted to €1.714 billion compared to €1.378 billion at September 30, 2003. The approved and contractually committed financing includes utilized and unutilized credits to suppliers or guarantees from Siemens to banks in support of loans to Siemens’ customers. The increase is primarily due to a new commitment relating to our Power Generation Group for a new order in Finland.

Pension Plan Funding

     At the end of the first quarter, the combined funding status of Siemens’ principal pension plans showed an underfunding of €3.2 billion, compared to an underfunding of €5.0 billion at the end of fiscal 2003. The improvement was due primarily to supplemental contributions and higher than expected investment returns.

     The fair value of plan assets of Siemens’ principal pension plans on December 31, 2003 was €17.6 billion, compared to €15.9 billion on September 30, 2003.

     In the first quarter of fiscal 2004, the supplemental cash contribution of €1.255 billion included €700 million to the Siemens German Pension Trust and €555 million to the pension plan in the U.S. In fiscal 2003, supplemental contributions included €1.192 billion in cash (thereof €442 during the first quarter of fiscal 2003) and €377 million in real estate (during the first quarter of fiscal 2003). Beginning in fiscal 2004, regular funding is based generally on the level of service costs incurred, taking into account minimum funding requirements abroad. For the first quarter of fiscal 2004, regular employer contributions amounted to €275 million.

     During the first three months of fiscal 2004, the total actual return on plan assets of Siemens’ principal funded pension plans worldwide amounted to €579 million, representing a 14.0% return on an annualized basis, well above the expected annual return of 6.7%.

     The estimated projected benefit obligation (PBO), which considers future compensation increases, for Siemens’ principal pension plans amounted to €20.8 billion on December 31, 2003, a decrease of €100 million compared to the PBO of €20.9 billion on September 30, 2003, as currency translation effects, particularly related to the U.S. dollar, more than offset the net of pension service and interest costs less benefits paid during the quarter. Excluding the effect of currency translation, the estimated PBO, as expected, rose.

     For more information on Siemens’ pension plans see Notes to the Consolidated Financial Statements.

EVA PERFORMANCE

     In the first quarter, economic value added (EVA) for Siemens worldwide improved significantly compared to the same period of the prior year.

     Siemens ties a portion of its executive incentive compensation to achieving EVA targets. EVA measures the profitability of a business (using Group profit for the Operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the additional cost of capital used to run a business, (using net capital employed for the Operations Groups and risk-adjusted equity for the Financing and Real Estate businesses as a base). A positive EVA means that a business has earned more than its cost of capital, and is therefore defined as value-creating. A negative EVA means that a business is earning less than its cost of capital and is therefore defined as value-destroying. Other organizations that use EVA may define and calculate EVA differently.

SUBSEQUENT EVENT

     After the close of the first quarter of fiscal 2004, Siemens sold 150 million shares of Infineon Technologies AG, representing 20.8% of the outstanding shares of Infineon. With this transaction, Siemens’ ownership interest in Infineon declined to 18.9%. The Company anticipates that, effective February 1, 2004, Siemens’ remaining shares in Infineon will be accounted for as an available-for-sale security and Siemens’ net income will no longer include an equity share of Infineon’s net income. The share sale is expected to result in a second-quarter pretax gain of approximately €590 million after transaction fees. Due to the reversal of related deferred tax liabilities, the aggregate after tax gain will amount to approximately €800 million.

     This Interim Report contains forward-looking statements based on beliefs of Siemens’ management. We use the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “should,” “plan” and “project” to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. Please refer to the discussion of Siemens’ risk factors in our Form 20-F. Siemens does not intend or assume any obligation to update these forward-looking statements. It is our policy to disclose material information on an open, nonselective basis.

SIEMENS AG

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2003 and 2002
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2004	2003	2004	2003	2004	2003	2004	2003

Net sales	18,329	18,845	(386)	(371)	18,200	18,688	515	528
Cost of sales	(12,871)	(13,563)	386	372	(12,861)	(13,535)	(396)	(400)

Gross profit on sales	5,458	5,282	—	1	5,339	5,153	119	128
Research and development expenses	(1,246)	(1,295)	—	—	(1,246)	(1,295)	—	—
Marketing, selling and general administrative expenses	(3,350)	(3,508)	(1)	(1)	(3,285)	(3,436)	(64)	(71)
Other operating income (expense), net	99	215	(18)	(16)	89	197	28	34
Income (loss) from investments in other companies, net	105	4	—	—	92	(18)	13	22
Income (expense) from financial assets and marketable securities, net	(38)	27	(42)	31	16	(10)	(12)	6
Interest income (expense) of Operations, net	(1)	13	—	—	(1)	13	—	—
Other interest income (expense), net	52	76	59	58	(34)	(2)	27	20

Income (loss) before income taxes	1,079	814	(2)	73	970	602	111	139
Income taxes(1)	(320)	(302)	1	(27)	(288)	(223)	(33)	(52)
Minority interest	(33)	(27)	—	—	(33)	(27)	—	—

Income (loss) before cumulative effect of change in accounting principle	726	485	(1)	46	649	352	78	87
Cumulative effect of change in accounting principle, net of income taxes	—	36	—	—	—	39	—	(3)

Net income (loss)	726	521	(1)	46	649	391	78	84

Basic earnings per share
Income before cumulative effect of change in accounting principle	0.82	0.55
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	0.82	0.59

Diluted earnings per share
Income before cumulative effect of change in accounting principle	0.78	0.55
Cumulative effect of change in accounting principle, net of income taxes	—	0.04

Net income	0.78	0.59

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2003 and September 30, 2003
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	12/31/03	9/30/03	12/31/03	9/30/03	12/31/03	9/30/03	12/31/03	9/30/03

ASSETS
Current assets
Cash and cash equivalents	10,342	12,149	9,539	11,345	749	725	54	79
Marketable securities	661	650	102	101	539	529	20	20
Accounts receivable, net	14,431	14,511	(7)	(9)	10,854	10,894	3,584	3,626
Intracompany receivables	—	—	(10,255)	(10,777)	10,207	10,742	48	35
Inventories, net	10,270	10,366	(5)	(4)	10,189	10,284	86	86
Deferred income taxes	1,009	1,063	50	77	881	909	78	77
Other current assets	5,235	4,750	683	736	3,210	3,143	1,342	871

Total current assets	41,948	43,489	107	1,469	36,629	37,226	5,212	4,794

Long-term investments	6,267	5,992	19	19	5,883	5,636	365	337
Goodwill	6,341	6,501	—	—	6,261	6,421	80	80
Other intangible assets, net	2,207	2,358	—	—	2,189	2,338	18	20
Property, plant and equipment, net	10,289	10,756	1	1	6,753	7,114	3,535	3,641
Deferred income taxes	4,162	4,359	1,082	1,127	3,010	3,165	70	67
Other assets	4,157	4,150	125	131	1,429	1,371	2,603	2,648
Other intracompany receivables	—	—	(1,157)	(1,204)	1,152	1,204	5	—

Total assets	75,371	77,605	177	1,543	63,306	64,475	11,888	11,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,245	1,745	478	977	646	646	121	122
Accounts payable	7,925	8,404	(9)	4	7,768	8,216	166	184
Intracompany liabilities	—	—	(8,288)	(7,426)	2,312	1,771	5,976	5,655
Accrued liabilities	8,946	8,884	6	6	8,711	8,748	229	130
Deferred income taxes	876	870	(309)	(271)	908	877	277	264
Other current liabilities	11,893	12,125	400	284	11,192	11,578	301	263

Total current liabilities	30,885	32,028	(7,722)	(6,426)	31,537	31,836	7,070	6,618

Long-term debt	11,233	11,433	10,023	10,176	719	748	491	509
Pension plans and similar commitments	4,515	5,843	—	—	4,486	5,813	29	30
Deferred income taxes	502	534	182	182	220	250	100	102
Other accruals and provisions	3,467	3,418	26	21	3,130	3,101	311	296
Other intracompany liabilities	—	—	(2,332)	(2,410)	380	378	1,952	2,032

	50,602	53,256	177	1,543	40,472	42,126	9,953	9,587

Minority interests	606	634	—	—	606	634	—	—
Shareholders’ equity
Common stock, no par value.
Authorized: 1,129,823,179 and 1,129,742,969 shares, respectively
Issued: 890,946,511 and 890,866,301 shares, respectively	2,673	2,673
Additional paid-in capital	5,076	5,073
Retained earnings	23,746	23,020
Accumulated other comprehensive income (loss)	(7,244)	(7,051)
Treasury stock, at cost 1,421,672 and 1,184 shares, respectively	(88)	—

Total shareholders’ equity	24,163	23,715	—	—	22,228	21,715	1,935	2,000

Total liabilities and shareholders’ equity	75,371	77,605	177	1,543	63,306	64,475	11,888	11,587

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2003 and 2002
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens worldwide		Corporate Treasury		Operations		Estate

	2004	2003	2004	2003	2004	2003	2004	2003

Cash flows from operating activities
Net income (loss)	726	521	(1)	46	649	391	78	84
Adjustments to reconcile net income to cash provided
Minority interest	33	27	—	—	33	27	—	—
Amortization, depreciation and impairments	699	786	—	—	601	684	98	102
Deferred taxes	113	22	—	—	102	23	11	(1)
Gains on sales and disposals of businesses and property, plant and equipment, net, and gain from issuance of subsidiary and associated company stock	(113)	(27)	—	—	(103)	(13)	(10)	(14)
Losses (gains) on sales of investments, net	3	2	—	—	3	2	—	—
Losses (gains) on sales and impairments of marketable securities, net	(10)	(1)	—	—	(10)	(1)	—	—
Loss (income) from equity investees, net of dividends received	(95)	(33)	—	—	(96)	(17)	1	(16)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(250)	(530)	—	—	(250)	(523)	—	(7)
(Increase) decrease in accounts receivable, net	(221)	(126)	(41)	(33)	(183)	(89)	3	(4)
Increase (decrease) in outstanding balance of receivables sold	(14)	(458)	1	(243)	(15)	(215)	—	—
(Increase) decrease in other current assets	(31)	(164)	(27)	(42)	41	(90)	(45)	(32)
Increase (decrease) in accounts payable	(333)	(574)	(12)	(9)	(307)	(570)	(14)	5
Increase (decrease) in accrued liabilities	209	255	—	—	200	275	9	(20)
Increase (decrease) in other current liabilities	51	(276)	459	296	(447)	(433)	39	(139)
Supplemental contributions to pension trusts	(1,255)	(442)	—	—	(1,255)	(442)	—	—
Change in other assets and liabilities	(109)	333	55	165	(140)	160	(24)	8

Net cash provided by (used in) operating activities	(597)	(685)	434	180	(1,177)	(831)	146	(34)
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(490)	(597)	—	—	(398)	(528)	(92)	(69)
Acquisitions, net of cash acquired	(50)	(33)	—	—	(50)	(33)	—	—
Purchases of investments	(202)	(69)	—	—	(200)	(68)	(2)	(1)
Purchases of marketable securities	(17)	(13)	(8)	(11)	(9)	(2)	—	—
Increase (decrease) in receivables from financing activities	(241)	(53)	(9)	(170)	—	—	(232)	117
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	(1)	243	—	—	1	(243)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	184	235	—	—	129	162	55	73
Proceeds from sales and dispositions of businesses	193	52	—	—	193	52	—	—
Proceeds from sales of marketable securities	29	26	9	15	19	11	1	—

Net cash (used in) provided by investing activities	(594)	(452)	(9)	77	(316)	(406)	(269)	(123)
Cash flows from financing activities
Proceeds from issuance of common stock	1	—	—	—	1	—	—	—
Proceeds from issuance of debt	—	202	—	202	—	—	—	—
Repayment of debt	(265)	(727)	(265)	(727)	—	—	—	—
Change in short-term debt	(184)	(450)	(288)	(455)	111	37	(7)	(32)
Dividends paid to minority shareholders	(26)	(20)	—	—	(26)	(20)	—	—
Intracompany financing	—	—	(1,565)	(1,483)	1,458	1,309	107	174

Net cash (used in) provided by financing activities	(474)	(995)	(2,118)	(2,463)	1,544	1,326	100	142
Effect of exchange rates on cash and cash equivalents	(142)	(119)	(113)	(94)	(27)	(24)	(2)	(1)
Net increase (decrease) in cash and cash equivalents	(1,807)	(2,251)	(1,806)	(2,300)	24	65	(25)	(16)
Cash and cash equivalents at beginning of period	12,149	11,196	11,345	10,269	725	873	79	54

Cash and cash equivalents at end of period	10,342	8,945	9,539	7,969	749	938	54	38

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the three months ended December 31, 2003 and the year ended September 30, 2003
(in millions of €)

				Accumulated Other
				Comprehensive Income (Loss)

		Additional		Cumulative	Available-		Minimum	Treasury
	Common	Paid-in	Retained	Translation	for-sale	Derivative	Pension	Shares
	Stock	Capital	Earnings	Adjustment	Securities	Instruments	Liability	at Cost	Total

Balance at October 1, 2002	2,671	5,053	21,471	(132)	(185)	59	(5,412)	(4)	23,521

Net income	—	—	2,445	—	—	—	—	—	2,445
Change in currency translation adjustment	—	—	—	(695)	—	—	—	—	(695)
Change in unrealized gains and losses	—	—	—	—	268	24	(978)	—	(686)

Total comprehensive income	—	—	2,445	(695)	268	24	(978)	—	1,064

Dividends paid	—	—	(896)	—	—	—	—	—	(896)
Issuance of capital stock	2	20	—	—	—	—	—	—	22
Purchase of common stock	—	—	—	—	—	—	—	(127)	(127)
Re-issuance of treasury stock	—	—	—	—	—	—	—	131	131

Balance at September 30, 2003	2,673	5,073	23,020	(827)	83	83	(6,390)	—	23,715

Net income	—	—	726	—	—	—	—	—	726
Change in currency translation adjustment	—	—	—	(330)	—	—	—	—	(330)
Change in unrealized gains and losses	—	—	—	—	92	45	—	—	137

Total comprehensive income	—	—	726	(330)	92	45	—	—	533

Issuance of common stock	—	3	—	—	—	—	—	—	3
Purchase of common stock	—	—	—	—	—	—	—	(88)	(88)

Balance at December 31, 2003	2,673	5,076	23,746	(1,157)	175	128	(6,390)	(88)	24,163

The accompanying notes are an integral part of these consolidated financial statements.

SIEMENS AG

SEGMENT INFORMATION (unaudited)
As of and for three months ended December 31, 2003 and 2002 and as of September 30, 2003
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)

	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Operations Groups
Information and Communication Networks (ICN)	1,849	1,940	1,570	1,714	130	90	1,700	1,804	51	(151)
Information and Communication Mobile (ICM)	3,022	2,509	2,916	2,828	41	28	2,957	2,856	123	59
Siemens Business Services (SBS)	1,399	1,394	946	974	264	293	1,210	1,267	44	12
Automation and Drives (A&D)	2,200	2,234	1,732	1,683	318	299	2,050	1,982	221	179
Industrial Solutions and Services (I&S)	1,129	1,067	746	729	251	200	997	929	15	(33)
Siemens Dematic (SD)	861	612	512	589	30	33	542	622	(37)	12
Siemens Building Technologies (SBT)	1,105	1,254	1,025	1,155	15	51	1,040	1,206	39	43
Power Generation (PG)	2,676	2,270	1,900	1,767	2	18	1,902	1,785	245	409
Power Transmission and Distribution (PTD)	1,020	1,109	750	757	70	45	820	802	51	40
Transportation Systems (TS)	1,020	1,100	1,043	1,076	6	4	1,049	1,080	32	68
Siemens VDO Automotive (SV)	2,039	2,133	2,037	2,130	2	3	2,039	2,133	100	73
Medical Solutions (Med)	1,891	1,958	1,622	1,815	26	16	1,648	1,831	327	245
Osram	1,073	1,123	1,052	1,118	21	5	1,073	1,123	109	106
Other operations(5)	440	539	278	302	154	187	432	489	41	35

Total Operations Groups	21,724	21,242	18,129	18,637	1,330	1,272	19,459	19,909	1,361	1,097
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,751)	(1,630)	37	33	(1,296)	(1,254)	(1,259)	(1,221)	(357)	(493)
Other interest expense	—	—	—	—	—	—	—	—	(34)	(2)
Other assets related reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	19,973	19,612	18,166	18,670	34	18	18,200	18,688	970	602

									Income before
									income taxes

Financing and Real Estate Groups
Siemens Financial Services (SFS)	132	136	106	109	26	27	132	136	57	84
Siemens Real Estate (SRE)	385	396	57	65	328	331	385	396	54	55
Eliminations	—	—	—	—	(2)	(4)	(2)	(4)	—	—

Total Financing and Real Estate	517	532	163	174	352	354	515	528	111	139

Eliminations, reclassifications and Corporate Treasury	—	1	—	1	(386)	(372)	(386)	(371)	(2)	73

Siemens worldwide	20,490	20,145	18,329	18,845	—	—	18,329	18,845	1,079	814

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)

	12/31/03	9/30/03	2004		2003		2004	2003	2004	2003

Operations Groups
Information and Communication Networks (ICN)	960	722	(142)		33		36	35	61	111
Information and Communication Mobile (ICM)	1,253	1,367	236		(112)		39	73	82	72
Siemens Business Services (SBS)	466	294	(131)		(101)		35	37	55	61
Automation and Drives (A&D)	1,871	1,925	213		163		53	39	49	55
Industrial Solutions and Services (I&S)	203	167	(32)		(43)		35	12	9	12
Siemens Dematic (SD)	913	877	(105)		(89)		6	9	12	15
Siemens Building Technologies (SBT)	1,468	1,447	26		(36)		14	23	32	35
Power Generation (PG)	1,918	1,712	40		(46)		40	56	43	32
Power Transmission and Distribution (PTD)	794	798	59		58		12	12	15	16
Transportation Systems (TS)	(98)	(252)	(48)		(161)		11	28	13	15
Siemens VDO Automotive (SV)	3,894	3,949	96		(84)		93	180	93	89
Medical Solutions (Med)	3,227	3,128	16		(20)		225	74	45	50
Osram	1,914	2,074	183		145		47	67	63	69
Other operations(5)	1,678	1,515	(59)		(57)		12	8	17	14

Total Operations Groups	20,461	19,723	352		(350)		658	653	589	646
Reconciliation to financial statements
Corporate items, pensions and eliminations	(2,629)	(3,781)	(1,845	)(6)	(887	)(6)	(10)	(24)	12	38
Other interest expense	—	—	—		—		—	—	—	—
Other assets related reconciling items	45,474	48,533	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	63,306	64,475	(1,493)		(1,237)		648	629	601	684

	Total assets

Financing and Real Estate Groups
Siemens Financial Services (SFS)	8,814	8,445	(162)		(157)		58	42	49	54
Siemens Real Estate (SRE)	3,554	3,607	61		50		36	28	49	48
Eliminations	(480)	(465)	(22	)(6)	(50	)(6)	—	—	—	—

Total Financing and Real Estate	11,888	11,587	(123)		(157)		94	70	98	102

Eliminations, reclassifications and Corporate Treasury	177	1,543	425	(6)	257	(6)	—	—	—	—

Siemens worldwide	75,371	77,605	(1,191)		(1,137)		742	699	699	786

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.

(5)	Other operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.

(6)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

1.	Basis of presentation

     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). Siemens has prepared and reported its Consolidated Financial Statements in euros (€).

     Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.

     Interim financial statements—The accompanying Consolidated Balance Sheet as of December 31, 2003, the Consolidated Statements of Income and Cash Flows for the three months ended December 31, 2003 and 2002, the Consolidated Statement of Changes in Shareholders’ Equity for the three months ended December 31, 2003 and the Notes to the Consolidated Financial Statements are unaudited and have been prepared for interim financial information. The interim financial statements are based on the accounting principles and practices applied in the preparation of the financial statements for the last fiscal year except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. These interim financial statements should be read in connection with the Consolidated Financial Statements included in the Company’s 2003 Annual Report. Results for the three months ended December 31, 2003, are not necessarily indicative of future results.

     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens worldwide) is enhanced by a component model presentation that shows the worldwide financial position, results of operations and cash flows for the operating business (Operations) separately from that for the financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under U.S. GAAP. See also Note 15. The information disclosed in these Notes relates to Siemens worldwide unless otherwise stated.

     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and all subsidiaries, which are directly or indirectly controlled. Associated companies—companies in which Siemens has the ability to exercise significant influence over their operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting.

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior year information has been reclassified to conform to the current year presentation.

     Accounting changes— As of October 1, 2003, the Company adopted the fair value recognition provisions of Statements of Financial Accounting Standards (SFAS) 123, Accounting for Stock-Based Compensation using the prospective method set forth in SFAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure for all awards granted, modified or settled after October 1, 2003. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period under the fair value recognition provisions of SFAS 123. Awards granted before October 1, 2003 continue to be accounted for under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net income and earnings per share if the fair value based method of SFAS 123 had been applied to all awards:

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Three months ended
	December 31,

	2003	2002

Net income
As reported	726	521
Plus: Stock-based employee compensation expense included in reported net income, net of taxes	36	28
Less: Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(48)	(57)

Pro forma	714	492

Basic earnings per share
As reported	0.82	0.59
Pro forma	0.80	0.55
Diluted earnings per share
As reported	0.78	0.59
Pro forma	0.77	0.55

     The Pro forma disclosures incorporate expense related to stock options and employee stock ownership plans. With regard to the Company’s annual employee stock ownership plan, which is a compensatory plan under U.S. GAAP, stock-based compensation costs recognized under the provisions of APB Opinion No. 25 nearly approximate compensation costs measured in accordance with the fair value provisions of SFAS 123. Accordingly, the Company’s compensatory employee stock ownership plan had only a minor effect on the Pro forma net income and earnings per share amounts.

     Recent Accounting pronouncements—In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin (ARB) 51 with respect to the consolidation of certain entities (“VIE’s”) in which a company has a controlling financial interest through arrangements that do not involve voting interests. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the Consolidated Financial Statements of the entity. In December 2003, the FASB issued a revised version of FIN 46, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which requires public companies that did not apply FIN 46 prior to the issuance of FIN 46R to apply FIN 46R (or FIN 46) to those VIE’s commonly referred to as special-purpose entities for periods ending after December 15, 2003, and to apply FIN 46R to all other VIE’s for periods ending after March 15, 2004. In accordance with the effective date provisions of FIN 46R, the Company will apply FIN 46R as of March 31, 2004. Differences between FIN 46R and FIN 46 include new scope exceptions, revised requirements on how to evaluate sufficiency of equity at risk, and quantification and allocation of an entity’s economic risks and rewards. Additionally, requirements on evaluating a controlling financial interest, reconsidering whether an entity is a VIE and whether to consolidate were clarified. The Company holds variable interests in various VIE’s, which are not significant either individually or in the aggregate. The consolidation of these VIE’s is not expected to have a material impact on the Company’s financial statements.

     In December 2003, the FASB issued SFAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Plans (SFAS 132R), which amends the disclosure provisions of SFAS 132 and requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. It does not change the measurement or recognition provisions of those plans. SFAS 132R will be effective for fiscal years ending after December 15, 2003 and for interim periods beginning after December 15, 2003. The Company adopted SFAS 132R for the interim period ending December 31, 2003. The Company already employed the majority of the recommendations regarding pension disclosures in its last Annual Report for the fiscal year ended September 30, 2003 as presented in the Exposure Draft Employers’ Disclosures about Pensions and Other Postretirement Benefits which preceded the issuance of SFAS 132R.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

2.	Disposition

     In the three months ended December 31, 2003, Med realized €116 gains from portfolio transactions. Included in this amount was a pre-tax gain of €100 in connection with Med’s sale of its Life Support Systems business to Getinge AB, Sweden. Net proceeds from the sale totaled €171 as of December 31, 2003. As stipulated by the contribution agreement for the joint venture Draeger Medical AG & Co. KGaA (Draeger), Siemens contributed to Draeger these net proceeds less expected taxes on the sale.

3.	Other operating income (expense), net

	Three months ended
	December 31,

	2003	2002

Gain on sales and disposals of businesses, net	102	16
Gains on sales of property, plant and equipment, net	11	11
Other	(14)	188

	99	215

     Gain on sales and disposals of businesses, net for the three months ended December 31, 2003 includes a pre-tax gain of €100 from the Company’s sale of its Life Support Systems business to Getinge AB, Sweden (see Note 2). The cancellation of orders at PG resulted in €217 net gains reported in line item Other for the three months ended December 31, 2002.

4.	Interest income, net

	Three months ended
	December 31,

	2003	2002

Interest income (expense) of Operations, net	(1)	13
Other interest (expense) income, net	52	76

Total interest income, net	51	89

Thereof: Interest and similar income	171	209
Thereof: Interest and similar expense	(120)	(120)

     Interest income (expense) of Operations, net includes interest income and expense related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest (expense) income, net includes all other interest amounts primarily consisting of interest relating to debt and associated hedging activities as well as interest income on corporate assets.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

5.	Inventories, net

	December 31,	September 30,
	2003	2003

Raw materials and supplies	2,121	2,118
Work in process	2,113	2,066
Costs and earnings in excess of billings on uncompleted contracts	5,864	5,787
Finished goods and products held for resale	2,822	2,770
Advances to suppliers	769	795

	13,689	13,536
Advance payments received	(3,419)	(3,170)

	10,270	10,366

6.	Long-term investments

	December 31,	September 30,
	2003	2003

Investment in associated companies	5,075	4,834
Miscellaneous investments	1,192	1,158

	6,267	5,992

     As of December 31, 2003 and September 30, 2003, Investments in associated companies included €2,244 and €2,249, respectively, related to the Company’s equity investment in Infineon. The market value of the Company’s investment in Infineon (based upon the Infineon share price) as of December 31, 2003 and September 30, 2003, was €3,155 and €3,212, respectively.

	December 31,			September 30,
	2003			2003

			shares in			shares in
			thousands			thousands
Siemens’ ownership interest	39.7%		286,292	39.7%		286,292
Less: Non-voting trust’s interest			200,000			200,000

Siemens’ voting interest	16.6	%*	86,292	16.6	%*	86,292

*	Based upon total Infineon shares outstanding at December 31, 2003 and September 30, 2003, respectively, less 200 million shares contributed to the non-voting trust (see Note 3 to the Consolidated Financial Statements contained in the Company’s Annual Report for the year ended September 30, 2003 for a description of the Non-voting trust). As of December 31, 2003 and September 30, 2003, the Company’s total voting interest was 12.0% based on the total shares outstanding.

     In January 2004, the Company sold 150 million shares of Infineon Technologies AG, representing 20.8% of the outstanding shares of Infineon (see Note 16).

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

7.	Goodwill

     The table below presents the carrying amount of goodwill by segment:

	December 31,	September 30,
	2003	2003

Operations
Information and Communication Networks (ICN)	239	249
Information and Communication Mobile (ICM)	94	96
Siemens Business Services (SBS)	268	281
Automation and Drives (A&D)	325	328
Industrial Solutions and Services (I&S)	89	67
Siemens Dematic (SD)	563	564
Siemens Building Technologies (SBT)	412	429
Power Generation (PG)	942	943
Power Transmission and Distribution (PTD)	140	141
Transportation Systems (TS)	110	115
Siemens VDO Automotive (SV)	1,524	1,524
Medical Solutions (Med)	1,479	1,602
Osram	76	82
Financing and Real Estate
Siemens Financial Services (SFS)	80	80
Siemens Real Estate (SRE)	—	—

Siemens worldwide	6,341	6,501

     Goodwill decreased by €160 mainly due to foreign currency translation effects. In the three months ended December 31, 2003, the strength of the euro particularly against the U.S.$ resulted in €(196) foreign currency translation adjustments primarily due to the Company’s businesses in the U.S. Med’s sale of its Life Support Systems business and a smaller disposition at SBT additionally reduced goodwill by €(40). Acquisitions and purchase accounting adjustments resulted in a total increase in goodwill of €76, and were attributable to I&S, PG, Med and A&D. No goodwill was impaired or written-off in the three months ended December 31, 2003.

     In the three months ended December 31, 2002, Goodwill increased by €87 from minor acquisitions at SBS and PG, and decreased by €168 from currency translation effects and by €20 from minor dispositions primarily at SD. No goodwill was impaired or written-off in the three months ended December 31, 2002.

8.	Other intangible assets, net

	December 31,	September 30,
	2003	2003

Software	1,654	1,659
Less: accumulated amortization	(739)	(664)

Software, net	915	995

Patents, licenses and similar rights	2,478	2,523
Less: accumulated amortization	(1,186)	(1,160)

Patents, licenses and similar rights, net	1,292	1,363

Other intangible assets, net	2,207	2,358

     Amortization expense for the three months ended December 31, 2003 and 2002, amounted to €155 and €141, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

9.	Accrued liabilities

	December 31,	September 30,
	2003	2003

Employee related costs	2,341	2,366
Income and other taxes	1,312	1,234
Product warranties	1,845	1,830
Accrued losses on uncompleted contracts	971	987
Other	2,477	2,467

	8,946	8,884

     Changes in current and non-current accruals for product warranties were as follows:

	Three months ended
	December 31,

	2003	2002

Accrual as of the beginning of the period	2,353	2,094
Amount charged to expense in the current period (additions)	137	204
Reduction due to payments in cash or in kind (usage)	(129)	(96)
Foreign exchange translation adjustment	(35)	(30)
Other changes related to existing warranties	64	(43)

Accrual as of the end of the period	2,390	2,129

10.	Pension plans and similar commitments

Principal pension benefits: Components of net periodic pension cost (NPPC):

	Three months ended			Three months ended
	December 31, 2003			December 31, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	116	53	63	130	53	77
Interest cost	275	186	89	289	192	97
Expected return on plan assets	(288)	(203)	(85)	(285)	(204)	(81)
Amortization of:
Unrecognized prior service cost	3	—	3	3	—	3
Unrecognized net losses	155	130	25	115	98	17

Net periodic pension cost	261	166	95	252	139	113

Siemens German Pension Trust	166			139
U.S.	54			71
U.K.	31			28
Other	10			14

Other postretirement benefits: Components of net periodic benefit cost:

	Three months ended			Three months ended
	December 31, 2003			December 31, 2002

	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	11	4	7	12	5	7
Interest cost	14	6	8	19	8	11
Amortization of:
Unrecognized prior service cost	(1)	—	(1)	(2)	—	(2)
Unrecognized net gains	(3)	(3)	—	(3)	(2)	(1)

Net periodic benefit cost	21	7	14	26	11	15

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

In December 2003, the Medicare Drug, Improvement and Modernization Act of 2003 (the Act) was issued in the U.S. In accordance with FASB Staff Position (FSP) FAS 106-1, any measure of the Accumulated Postretirement Benefit Obligation (APBO) or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy prescribed by the Act is pending and that guidance, when issued, could require the Company to change previously reported information.

11.	Shareholders’ equity

Common stock and Additional paid-in capital

     The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for the three months ended December 31, 2003 and fiscal year 2003:

	Common stock		Authorized capital		Conditional capital
	(authorized and issued)		(not issued)		(not issued)

	in thousands	in thousand	in thousands	in thousand	in thousands	in thousand
	of €	shares	of €	shares	of €	shares

As of October 1, 2002	2,671,122	890,374	766,630	255,543	194,093	64,698
Settlement to former SNI shareholders	1,477	492	—	—	(1,477)	(492)
New approved capital	—	—	250,000	83,334	267,000	89,000
Expired capital	—	—	(300,000)	(100,000)	—	—

As of September 30, 2003	2,672,599	890,866	716,630	238,877	459,616	153,206

Stock options	66	22	—	—	(66)	(22)
Settlement to former SNI shareholders	175	58	—	—	(175)	(58)

As of December 31, 2003	2,672,840	890,946	716,630	238,877	459,375	153,126

Capital increases

     In the three months ended December 31, 2003, common stock increased by €66 thousand through the issuance of 21,950 shares from the conditional capital to fund the exercise of stock options granted under the 1999 Siemens Stock Option Plan (Conditional Capital 1999).

     In the three months ended December 31, 2003, common stock increased by €175 thousand through the issuance of 58,260 shares from the conditional capital as settlement to former shareholders of SNI AG.

Treasury stock

     In the three months ended December 31, 2003, Siemens repurchased a total of 1,420,500 shares (representing €4 or 0.16% of common stock) at an average price of €61.68 per share for the purpose of issuing them to employees at preferential prices. These shares are to be issued to employees beginning in January 2004 under a compensatory employee stock ownership plan. The Company recorded expense under this plan of €35 in the three months ended December 31, 2003.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

12.	Commitments and contingencies

Guarantees and other commitments

     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	December 31,	September 30,
	2003	2003

Discounted bills of exchange	49	61
Guarantees:
Credit guarantees	439	515
Guarantees of third-party performance	386	559
Other guarantees	882	704

	1,707	1,778

Collateral for third party liabilities	3	10

     Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to pay such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one year and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of December 31, 2003 and September 30, 2003, the Company has accrued €108 and €125, respectively, relating to credit guarantees.

     Furthermore, Siemens issues Guarantees of third-party performance, which include performance guarantees and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to five years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. In actual practice, such guarantees are rarely drawn and therefore no significant liability has been recognized in connection with these guarantees.

     Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks related to the purchased business entity. As of December 31, 2003 and September 30, 2003, the total accruals for Other guarantees amounted to €216 and €196, respectively.

13.	Stock-based compensation

     In November 2003, the Supervisory Board and the Managing Board granted options to 5,625 key executives for 8,678,752 shares with an exercise price of €73.25 of which options for 262,500 shares were granted to the Managing Board. The options were granted under the 2001 Siemens Stock Option Plan. The exercise price of €73.25 is equal to 120% of the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. The options are subject to a two-year vesting period, after which they may be exercised for a period of up to three years.

     Details on option activity and weighted average exercise prices for the three months ended December 31, 2003 and 2002, respectively are as follows:

	Three months ended		Three months ended
	December 31, 2003		December 31, 2002

		Weighted Average		Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of the period	20,410,876	€69.82	11,648,767	€82.85
Granted	8,678,752	€73.25	9,397,005	€53.70
Options exercised	(21,950)	€57.73	—	—
Options forfeited	(302,226)	€72.12	(78,228)	€73.66

Outstanding, end of period	28,765,452	€70.84	20,967,544	€69.82

Exercisable, end of period	11,136,370	€82.84	4,665,796	€76.41

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The Company’s determination of the fair value of grants is based on a Black-Scholes option pricing model. The fair value of options granted in November 2003 amounted to €9.62 per option.

14.	Earnings per share

	Three months ended
	December 31,

	2003	2002

	(shares in thousands)
Net income	726	521
Plus: interest on dilutive convertible debt securities	6	—

Net income plus effect of assumed conversions	732	521
Weighted average shares outstanding – basic	890,472	889,801
Effect of dilutive convertible debt securities and stock options	45,642	—

Weighted average shares outstanding – diluted	936,114	889,801
Basic earnings per share	0.82	0.59
Diluted earnings per share	0.78	0.59

     In June 2003, the Company issued €2.5 billion of convertible notes. The notes are convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share. The conversion right is contingently exercisable by the holders upon the occurrence of one of several conditions, including upon the Company’s share price having exceeded 110% of the conversion price for a stipulated period of time. This condition was met in the three months ended December 31, 2003, and the dilutive effect of potential common shares has been incorporated in determining diluted earnings per share.

15.	Segment information

     The Company has fifteen reportable segments (referred to as “Groups”) reported among the components used in the Company’s financial statement presentation (see Note 1). The Groups are organized based on the nature of products and services provided.

     Within the Operations component, Siemens has thirteen Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens origins in the electrical business. Also included in Operations are operating activities not associated with a Group, which are reported under Other operations (see below) as well as other reconciling items discussed in Reconciliation to financial statements below.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate as well as certain reclassifications and the activities of the Company’s Corporate Treasury.

     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens worldwide. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

     New orders are determined principally as the estimated sales value of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). The previously used term “EBIT” was retitled, however the definition remained unchanged.

     Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations. Until September 30, 2003, only service costs of foreign pension plans were allocated to the Groups. Beginning October 1, 2003, management decided to also allocate directly attributable service costs of domestic pension plans to the Groups. Group profit of the Operations Groups and of Financing and Real Estate as well as the line item Corporate items, pensions and eliminations would have amounted to €1,407, €112, and €(404), respectively, had the corresponding €47 service costs of domestic pension plans not been allocated to the Groups in the three months ended December 31, 2003.

     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

     The Managing Board also determined Net capital employed as the asset measure used to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intracompany financing receivables and intracompany investments and tax related assets, as the corresponding positions are excluded from Group profit (Asset-based adjustments). The remaining assets are reduced by non-interest bearing liabilities other than tax related liabilities (e.g. accounts payable) and certain accruals (Liability-based adjustments) to derive Net capital employed. The reconciliation of total assets to Net capital employed is presented below.

     As a result, both Group profit and Net capital employed represent performance measures focused on operational success excluding the effects of capital market financing issues.

     Other operations primarily refers to operating activities not associated with a Group and certain centrally-held equity investments (such as BSH Bosch und Siemens Hausgeräte GmbH), but excluding the equity investment in Infineon, which is not considered under an operating perspective since Siemens intends to divest its remaining interest in Infineon over time.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Reconciliation to financial statements

     Reconciliation to financial statements includes items which are excluded from definition of Group profit as well as costs of corporate headquarters.

     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities as well as corporate projects and non-operating investments including the Company’s share of earnings (losses) from the equity investment in Infineon. Pensions include the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represent the consolidation of transactions within the Operations component.

     Corporate items, pensions and eliminations in the column Group profit consists of:

	Three months ended
	December 31,

	2003	2002

Corporate items	(174)	(260)
Pensions	(181)	(217)
Eliminations	(2)	(16)

	(357)	(493)

     In the three months ended December 31, 2003 and 2002, Corporate items include €14 and €(17), respectively, representing the Company’s at-equity share in the net income (loss) generated by Infineon.

     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

     The following table reconciles total assets of the Operations component to Net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	December 31,	September 30,
	2003	2003

Total assets of Operations	63,306	64,475

Asset-based adjustments
Intracompany financing receivables and investments	(11,343)	(11,931)
Tax related assets	(4,187)	(4,373)
Liability-based adjustments
Pension plans and similar commitments	(4,486)	(5,813)
Accruals	(5,869)	(6,022)
Liabilities to third parties	(19,589)	(20,394)

Total adjustments (line item Other assets related reconciling items within the Segment Information table)	(45,474)	(48,533)
Net capital employed of Corporate items, pensions and eliminations	2,629	3,781

Net capital employed of Operations Groups	20,461	19,723

Financing and Real Estate

     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest expense and income is an important source of revenue and expense for Financing and Real Estate.

     For the three months ended December 31, 2003 and 2002, Income before income taxes at SFS includes interest revenue of €107 and €119, respectively, and interest expense of €57 and €71, respectively.

     For the three months ended December 31, 2003 and 2002, Income before income taxes at SRE includes interest revenue of €2 and €3, respectively, and interest expense of €25 and €31, respectively.

SIEMENS AG

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

Eliminations, reclassifications and Corporate Treasury

     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

16.	Subsequent event

     After the close of the first quarter of fiscal 2004, Siemens sold 150 million shares of Infineon Technologies AG (Infineon), representing 20.8% of the outstanding shares of Infineon. With this transaction, the Company’s ownership interest in Infineon declined to 18.9%. The Company anticipates that, effective February 1, 2004, its remaining shares in Infineon will be accounted for as an available-for-sale security and the Company’s net income will no longer include an at equity share of Infineon’s net income. The share sale is expected to result in a second quarter pretax gain of approximately €590 million after transaction fees. Due to the reversal of related deferred tax liabilities, the aggregate after tax gain will amount to approximately €800 million.

Quarterly Summary
(in € unless otherwise indicated)

	Fiscal 2004		Fiscal 2003

	1st Quarter		4th Quarter		3rd Quarter		2nd Quarter		1st Quarter

Net sales (in millions of €)	18,329		19,778		17,380		18,230		18,845
Net income (in millions of €)	726		724		632		568		521
Net cash from operating and investing activities (in millions of €)	(1,191)		1,246		266		1,398		(1,137)

Key capital market data
Basic earnings per share	0.82		0.81		0.71		0.64		0.59
Diluted earnings per share	0.78		0.81		0.71		0.64		0.59
Siemens stock price (1)
High	64.85		58.32		46.15		45.04		51.37
Low	52.02		41.35		37.80		32.55		32.05
Period-end	63.50		51.14		42.72		37.80		40.50
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	+2.96		+19.15		-19.17		+10.15		+15.36
Compared to Dow Jones STOXX® index	+13.59		+17.81		-2.75		+5.85		+16.00
Number of shares (in millions)	891		891		890		890		890
Market capitalization (in millions of €)	56,575		45,559		38,041		33,656		36,060
Credit rating of long-term debt
Standard & Poor’s	AA	–	AA	–	AA	–	AA	–	AA	–
Moody’s	Aa3		Aa3		Aa3		Aa3		Aa3

(1)	XETRA closing prices, Frankfurt.

Managing Board Change

     Effective January 1, 2004, Dr. Klaus Kleinfeld was elected to the Corporate Executive Committee of Siemens’ Managing Board. This election was approved on November 12, 2003 at the meeting of the Supervisory Board.

SIEMENS FINANCIAL CALENDAR*

Second-quarter financial report and Semiannual Press Conference	Apr. 28, 2004
Third-quarter financial report	July 29, 2004
Preliminary figures for fiscal year/Press conference	Nov. 11, 2004
Annual Shareholders’ Meeting for fiscal 2004	Jan. 27, 2005

* Provisional. Updates will be posted at: www.siemens.com/financial_calendar

Information Resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
Investorrelations@siemens.com

Address Siemens AG Wittelsbacherplatz 2 D-80333 Munich Federal Republic of Germany
Internet	www.siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

© 2004 by Siemens AG, Berlin and Munich

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: February 2, 2004	/s/ DR. KLAUS PATZAK Name: Dr. Klaus Patzak Title: Vice President and Corporate Controller

/s/ DANIEL SATTERFIELD Name: Daniel Satterfield Title: Director